U.S. Securities and Exchange Commission
                              Washington, DC 20549

                           ---------------------------

                                  Schedule 13G

                           ---------------------------

                    Under the Securities Exchange Act of 1934



                        TRUSTED INFORMATION SYSTEMS, INC.
                                (name of issuer)


                                  Common Stock
                         (title of class of securities)


                                   897908-10-9
                                 (CUSIP number)

CUSIP NO.  897908-10-9

1     NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Stephen T. Walker

2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                    (a)    [  ]
                                                                    (b)    [  ]

3     SEC USE ONLY



4     CITIZENSHIP OR PLACE IF ORGANIZATION
        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
         2,810,574

6        SHARED VOTING POWER
         148,751

7        SOLE DISPOSITIVE POWER
         2,810,574

8        SHARED DISPOSTIVE POWER
         148,751

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,959,325

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        27.0%

12      TYPE OF REPORTING PERSON*
        IN

Item 1. (a)    Name of Issuer
                             Trusted Information Systems, Inc.

               (b)    Address of Issuer's Principal Executive Offices
                             3060 Washington Road
                             Glewood, MD  21738

Item 2. (a)    Name of Person Filing
                             Stephen T. Walker

               (b)   Address of Principal Business Office or, if none, Residence
                             3100 Washington Road
                             Glenwood, MD  21738

               (c)   Citizenship
                             United States

               (d)   Title of Class of Securities
                             Common Stock

               (e)   CUSIP Number
                             897908-10-9

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

               (a) As of December 31, 1996, the Reporting Person beneficially owns an aggregate of 2,959,325 shares of Common Stock of Trusted Information Systems, Inc.. The 2,959,325 shares include (i) 147,230 shares held in a trust over which the Reporting Person is the trustee, (ii) 147,230 shares held in a trust over which the Reporting Person's wife is the trustee and over which the Reporting Person does not exercise voting or investment power, and (iii) 1,521 shares held by the Reporting Person's wife. The Reporting Person disclaims beneficial ownership of the 147,230 shares mentioned in (ii) and the 1,521 shares in (iii) mentioned in the foregoing sentence.

               (b) The 1,434,016 shares of Common Stock beneficially owned by the Reporting Person constitute 27.0% of the total number of shares outstanding as of the end of the fiscal year of 1996.

               (c)    Number of shares as to which such person has:
                       (i) sole power to vote or to direct  the vote:  2,810,574
                         shares
                       (ii) shared power to vote or to direct the vote:  148,751
                         shares
                       (iii) sole power to dispose or to direct the  disposition
                         of: 2,810,574 shares
                       (iv) shared power to dispose or to direct the disposition
                         of: 148,751 shares

Item 5.        Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

               N/A

Item 8.        Identification and Classification of Members of the Group

               N/A

Item 9.        Notice of Dissolution of Group

               N/A

Item 10.       Certification

               N/A

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1997



                                                  By:    /s/ Stephen T. Walker
                                                         Stephen T. Walker